Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND OF

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table set forth our ratio of earnings to fixed charges and preferred stock dividends for each of the periods indicated:

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011		2010
		(In thousands, except for ratio computation)
(Loss) income from continuing operations before adjustment for non controlling interest	$8,041	$(6,674)	$(4,219)	$7,365	$(4,315)		$(2,307)
Add back:
Fixed Charges	7,997	8,683	4,961	1,226	375		308
Distributed income of equity investees	22,548	11,550	289	607	905		392
Deduct:
Equity in (earnings) loss of equity investees	(15,694)	(5,133)	(1,501)	(13)	74		1,147
Capitalized Interest	—	(143)	(99)	—	—		—
Earnings as Defined	$22,892	$8,283	$(569)	$9,185	$(2,961)		$(460)
Fixed Charges
Interest expense including amortization of deferred financing fees	$7,985	$8,538	$4,854	$1,217	$357		$295
Capitalized Interest	—	143	99	—	—		—
Interest portion of rent expense	12	2	8	9	18		13
Fixed Charges	$7,997	$8,683	$4,961	$1,226	$375		$308
Ratio of Earnings to Fixed Charges	2.86	(a)	(a)	7.49		(a)		(a)
Preferred dividends	—	—	—	—	—		—
Combined Fixed Charges and Preferred Dividends	$7,997	$8,683	$4,961	$1,226	$375		$308
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.86	(a)	(a)	7.49		(a)		(a)

(a)	Due to the loss from continuing operations, the ratio coverage was less than 1:1 for 2014, 2013, 2011 and 2010. We would have needed to generate additional earnings from continuing operations of $0.4 million, $5.5 million, $3.3 million, and $0.8 million for 2014, 2013, 2011 and 2010, respectively, to achieve a coverage ratio of 1:1.